

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05062929

May 3, 2005

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/3/2005

Re: Bank of America Corporation
Incoming letter dated March 20, 2005

Dear Mr. Crapo:

This is in response to your letter dated March 20, 2005 concerning the shareholder proposal submitted to Bank of America by John Jennings Crapo. On January 27, 2005, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Jacqueline Jarvis Jones
Associate General Counsel
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

JOHN JENNINGS CRAPO ("shareholder John Crapo")
AA ABE. Non LWYR
Homeless BNK of America Stockholder
at Pine Strt INN Men's INN Boston
MA Homeless Men's Shelter

PO Box 400151
Cambridge MA 02140-0002

20 March 2005

Via CMRRR
United States Securities and Exchange commission ("SEC") Div. of Corporation Finance DIVISION Director
ALLAN BELLER
450 5th Strt NW
DC 20549-0213

Dear Mstr Director

I respectfully request the SEC reverse it's NIF AND INSTEAD ISSUE an action letter mandating BANK of America Corporation at it's forthcoming annual meeting of share holders permit me to present my share holder proposal which earlier this year YOU ISSUED a no action letter permitting said corporation to omit

there is precedent for mandating a corporation to send out a supplemental proxy statement when something lawfully includable has been omitted

I present as evidence - which I just found and the only things I Have which are not my property which IN MY OP-

Letters, Copies Jan 09, 1962, Jan 11 1962 to/From First National Bank of Boston and Boston Young Men's Christian association ("YMCA")
DR RAY JOHNS & Mstr Augustin H Parker JR

more

p two (02) ~~of~~ OF two (02) pages
20 March 2005
Shareholder Crapo to SEC DIV Corp Fin.

Dec 08 1964
Mstr Louis J. Hunter + Mstr
Thomas R. AYERS
Mstr R. Bruce Taylor Oct 23 1979
to Ms Nancy S. PARK
First National Bnk of Boston
Mstr Ray Johns to Mstr A.H. PARKER Jr
Dec 13 1963 Sr VP

Dec 12 1963
Mstr Augustin H.
Parker Jr ~~said~~ bank
to Mstr Johns Boston YMCA
Copy to MR I Tucker Burr
JR

im will mandate your action letter.
I've Medical troubles and I
carry a heavy load
I call to your attention too
enclosed copy my letter transmitted
n thru + enclosure via courier to
Mstr Rachel Cummings at said Bank
at Charlotte NC and to Branch
manager said Bank at
727 Massachusetts Avenue
Cambridge MA
Sincerely
John Jennings Crapo
Homeless BofAm Stockholder

Enclosures: JJC/jjc

JOHN J. CRAPO, AA, ABE Non LWYR
Homeless Bank of America Stockholder
(at Pine Strt INN ... Homeless Men's
Shelter Boston MA)
PO 400151 CAMBRIDGE MA
02140-0002

20 March 2005

VIA CMRRR
Bank of America. NA Cambridge Central Square (MA)
Branch Attn Please Branch
manager
727 Massachusetts Ave
Cambridge MA

Dear Mstr Branch Mgr

This will call to YOUR attention
enclosed copy of my letter via Certified
mail return receipt requested &
enclosures to the SEC, Div of
Corporation Finance this date

I ask too since I write a
copy of the recent bill YOU sent
me for rent of my vault at
that location. I Was robbed
& the Bill along with other
valuables were taken from
me. I Was [illegible] the driveway side-
walk of the Pine Street INN Men's
INN Homeless Men's Shelter 444
Harrison Ave Southend Boston MA
02118

Sincerely
John Jennings Crapo
JJC/jjc

Encl.

THE FIRST NATIONAL BANK OF BOSTON

BOSTON 6, MASSACHUSETTS

AUGUSTIN H. PARKER, JR.
SENIOR VICE PRESIDENT

January 9, 1962

Dr. Ray Johns
Boston YMCA
316 Huntington Avenue
Boston, Massachusetts

Finder John J. CRAPO Homeless Person

Dear Ray:

I am happy to enclose herewith a check for $5,000 from the Frank Reed and Margaret Jane Peters Memorial Fund, of which this Bank and I. Tucker Burr are co-trustees.

This is a special contribution toward the cost of the proposed new outer Roxbury YMCA building, to supplement the funds available for that purpose from the Barrett and Woodberry Trusts. Mrs. Peters during her lifetime was interested almost exclusively in childrens' agencies, and it has been the policy of the trustees to confine allocations from the Memorial Fund's income to those agencies, except for special urgent appeals. It was felt that the YMCA's project in the Washington Park area certainly qualified for the latter category. I mention this policy to indicate that the YMCA should not necessarily expect further allocations from this Fund in future years.

The trustees are most happy to be able to assist this worthy endeavor.

Sincerely yours

Tony

Senior Vice President

Encl.

January 11, 1962

Mr. Augustin H. Parker, Jr.
Senior Vice President
The First National Bank of Boston
Boston 6, Massachusetts

Dear Tony:

Your check for $5,000 from the Frank Reed and Margaret Jane Peters Memorial Fund, for which The First National Bank of Boston and I. Tucker Burr are co-trustees, is certainly wonderful news. It will be allocated, as the trustees have indicated, toward the cost of the proposed new Outer Roxbury Y.M.C.A. building center, supplementing funds from the Barrett and Woodberry Trusts and several others.

This center in Outer Roxbury will be working with children, so I am sure it meets the interests that Mrs. Peters during her lifetime expressed.

Dick Higgins and I were both delighted to receive from you word about this splendid gift. I have signed and enclose the receipt you provided.

Cordially yours,

Ray Johns
General Secretary

RJ:F
Enc.
cc

COPY

THE FIRST NATIONAL BANK OF BOSTON
BOSTON, MASSACHUSETTS 02106

December 3, 1964

Mr. Louis J. Hunter, Treasurer
Boston YMCA
316 Huntington Avenue
Boston, Massachusetts 02115

Dear Mr. Hunter:

The Frank Reed and Margaret Jane Peters Memorial

I am pleased to let you know that Mr. Burr and our Charitable Trust Committee, Trustees of the Peters Memorial Trust, have once again allocated the sum of $3,000 to the YMCA from the annual income available for distribution, to assist you with the Washington Park project.

Our check for this amount is enclosed, and I would appreciate it if you would acknowledge receipt of this gift by dating, signing and returning to me the enclosed copy of this letter in the envelope provided.

I hasten to again remind you that this payment should not be viewed in terms of any commitment on the part of the Trustees to make any future allocations to your organization.

Mr. Burr and the Committee derive a great deal of satisfaction from being able to provide this financial assistance to the YMCA and thereby further the important work you are doing.

Sincerely,

Trust Officer

75 Federal Street
Suite #500
Boston, Mass. 02110
December 8, 1964

Mr. Thomas R. Ayres, Trust Officer
The First National Bank of Boston
Boston, Massachusetts 02106

Dear Mr. Ayres:

We are deeply grateful to you and your associates for the gift of $3,000.00 from the Frank Reed and Margaret Jane Peters Memorial enclosed with your letter of December 3rd.

We shall be happy to apply this to the Washington Park project which is one of the most interesting and promising pieces of work we have undertaken.

My associates join with me in sending you our hearty thanks.

Sincerely,
s/ Louis J. Hunter

Treasurer.

LJH:FEC

October 23, 1975

Mrs. Nancy S. Park,
Assistant Trust Officer
First National Bank of Boston
Trust and Estate Division
P.O. Box 1890
Boston, Ma. 02105

Dear Nancy,

Enclosed is the form which you requested regarding the Frank B. Peters Trust grant to the Greater Boston YMCA. We continue to both need and value your interest and support in the activities of the Y.

I'll look forward to getting together with you again in the not too distant future.

Sincerely yours,

R. Bruce Taylor,
Associate General Director

RBT: eac

THE FIRST NATIONAL BANK OF BOSTON
BOSTON 6, MASSACHUSETTS

AUGUSTIN H. PARKER, JR.
SENIOR VICE PRESIDENT

December 12, 1963

Dr. Ray Johns
Boston YMCA
316 Huntington Avenue
Boston, Massachusetts

Dear Ray:

I am glad to enclose herewith our check for $3,000, as a contribution to the Washington Park, Roxbury, project of the Boston YMCA.

This comes from the Frank Reed and Margaret J. Peters Fund, and of course I know you realize that this should not be taken as any sort of commitment for allocations in future years.

Would you be good enough to date and sign the enclosed copy of this letter and return it to our Auditor in the envelope which we have provided for your convenience.

Sincerely yours

Tory

Senior Vice President

Enclosures

Copy to
Mr. I. Tucker Burr, Jr.
74 State Street
Boston 7, Massachusetts

December 13, 1963

Mr. A. H. Parker, Jr.
Senior Vice President
The First National Bank of Boston
Boston 6, Massachusetts

Hurriedly forwarded by John J. Crapo Tireless Stockholder

Dear Tony:

The check for $3,000 from the Frank Reed and Margaret J. Peters Fund as a contribution to the Roxbury building project of the Boston Y.M.C.A. is a very welcome addition to this fund. Dick Higgins and Julian Anthony were both delighted to hear about it.

I have signed and dated the enclosed copy of your letter and have returned it to your auditor in the envelope you provided. I am also enclosing for your records a copy of our Treasurer's receipt.

With very great appreciation, I am

Sincerely yours,

Ray Johns
General Secretary

RJ:F
Enc.

JOHN JENNINGS CRAPO Homeless
BANK OF AMERICA Stockholder
(at PINE STREET INN MEN'S INN
Homeless Men's Shelter)(Boston MA)
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified Mail March 20 2005
Return Receipt Requested (CMRRR
7004 - . . . 2456)

Bank of America Corporation
Attn Please Corp-Secretary
Mstr Rachel Cummings or her successor
as acting Corp secy
100 Tryon Street
Charlotte NC

Dear Mstr Secretary:
I call to your attn my letter
copy enclosed to the SEC - 20
March 2005 & courtesy copy to
your location Cambridge Central
Square Cambridge MA.
This latest event I call to
your attention

Sincerely
John Jennings Crapo
Homeless Bnk of Am
Stockholder

[illegible]

Encl 4 - 7 = - Eleven (11)
JJC/jjc